BOSE McKINNEY & EVANS LLP                               2700 First Indiana Plaza
                                                   135 North Pennsylvania Street
                                                         Indianapolis, IN  46204
                                                                  (317) 684-5000
                                                            Fax:  (317) 684-5173

June 7, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. William Friar
           Mr. Gregory Dundas
           Mr. Isa Farhat

Re: MainSource Financial Group, Inc.
    File No.: 333-124018

Gentlemen:

     Set forth below are our responses to the Staff's comments contained in a letter dated June 7, 2005, regarding Amendment No. 1 to Registration Statement on Form S-3 filed by MainSource Financial Group, Inc. (the "Company") on May 19, 2005. The numbers of the following responses correspond to the numbers of the specific comments.

                                    Form S-3

General

     1. Attached as Exhibit 1 to this letter is a computation showing that the acquisition by the Company of The Madison Bank & Trust Company does not meet the tests for significance to require the inclusion of pro forma financial information for the transaction in the Registration Statement.


                 Form 10-Q for the quarter ended March 31, 2005

Item 1 - Financial Statements

     2. Attached as Exhibit 2 to this letter is a computation showing that the discontinuance of the Kentucky operations of MainSource Insurance, LLC, as a result of the sale of the Kentucky office of MainSource Insurance, is not material to the Company's financial statements.

Securities and Exchange Commission
June 7, 2005
Page Two



Note 4 - Securities - page 8

     3. The disclosures required under SAB Topic 5:M and EITF 03-1 for the unrealized losses in the Company's available-for-sale portfolio are expressly required only in year-end financial statements and filings, and not quarterly financial statements and filings. Management considered the nature and extent of such unrealized losses and as discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations (in the second paragraph under the heading "Investment Securities"), management determined that the decline in value was the result of increases in market interest rates and has determined that the unrealized losses were not other than temporary. Therefore, the unrealized losses were not recognized into net income.

     If you have additional comments or questions regarding this letter or the amendment, you may contact me at 317-684-5131 or my partner, Karen Ball Woods, at 317-684-5376.

Sincerely,

/s/ Alan W. Becker

Alan W. Becker

                                    EXHIBIT 1
                           MAINSOURCE FINANCIAL GROUP
             SIGNIFICANCE TESTS FOR MADISON BANK & TRUST ACQUISITION


Significance criteria as per Article 1 (section 210.1-02w) and Article 11 for pro forma financial statements (in 000's)

     1. Investment in subsidiary > 20% of most recent year end consolidated financial statements:

         Investment in MB&T                                             $ 30,000

         Total MSFG assets at 12/31/04                                 1,549,379

         Investment/Total assets                                           1.94%

     2. Total assets of target / total assets of registrant:

         Total assets of MB&T at 12/31/04                              $ 216,000

         Total MSFG assets at 12/31/04                                 1,549,379

         Assets acquired/Total assets                                     13.94%

     3. Pre-Tax income of target / pre-tax income of registrant:

         Pre-tax income of MB&T for 12/31/04                               $ 200

         Pre-tax income of MSFG for 12/31/04                              23,066

         MB&T pre-tax income / MSFG pre-tax income                         0.87%

                                    EXHIBIT 2

                           MAINSOURCE INSURANCE INCOME
                     COMPARED TO MAINSOURCE FINANCIAL GROUP
                                 (In thousands)

             MainSource Insurance
              (Kentucky Division)                 MainSource Financial
         --------------------------------- ---------------------------------
          1st Qtr. 2005    1st Qtr 2004    1st Qtr. 2005      1st Qtr 2004
         ---------------- ---------------- ----------------- ---------------
Revenue          $ 185.3          $ 371.0        $ 23,272.0       $ 21,528.0
Expenses           126.6            226.7          18,202.0         16,373.0
         ---------------  ---------------- ----------------- ---------------
 Pre-tax
 Income             58.7            144.3           5,070.0          5,155.0
Taxes               23.8             58.7           1,280.0          1,520.0
         ---------------- ---------------- ----------------- ---------------
  Net
  Income          $ 34.9           $ 85.6          $3,790.0         $3,635.0